Exhibit 12.1

LORILLARD, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes	$1,728	$1,770	$1,635	$1,519	$1,434
Add:
Fixed Charges	154	125	94	27	—
Earnings available for fixed charges	$1,882	$1,895	$1,729	$1,546	$1,434
Fixed Charges:
Interest expense, net of interest rate swaps:	$154	$125	$94	$27	$—
Fixed Charges	$154	$125	$94	$27	$—
Ratio of earnings to fixed charges	12.2	15.2	18.4	57.3	n/m